SEC 1746 (2-98)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: October 31, 2002
SCHEDULE 13D	Estimated average burden hours per response. . 14.9

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

HOLIDAY RV SUPERSTORES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

434902 10 2

(CUSIP Number)

Stephen Adams

2575 Vista del Mar Drive, Ventura, CA  93001

Phone:  (805) 667-4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 25, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following  ☐

Check the following box if a fee is being paid with the statement (a fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class).  (See Rule 13d-7).  ☐

CUSIP No. 434902 10 2

1.

NAME OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Stephen Adams as the grantor and sole trustee of The Stephen Adams Living Trust and as controlling person of AGHI Finance Co, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	SOURCE OF FUNDS PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	SOLE VOTING POWER 14,722,258 (1)(2)(3)

	8.	SHARED VOTING POWER

	9.	SOLE DISPOSITIVE POWER 14,722,258 (1)(2)(3)

	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,722,258 (1)(2)(3)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1544.7% (2)(3)

14.	TYPE OF REPORTING PERSON IN

Footnotes of Facing Sheet for Stephen Adams

(1)                                  Adjusted for 10 for 1 reverse stock split on August 7, 2002.

(2)                                  Includes 25,000 shares that are to be issued as part of the units purchased under the securities purchase agreement dated as of December 31, 2001.

(3)                                  Assuming the transactions contemplated by the Term Sheet (as defined in this Amendment) is consummated on October 31, 2002 and the maximum amount is invested pursuant to the Term Sheet, of the shares reported, (a) the following are owned by The Stephen Adams Living Trust:  2,419,355 shares represent shares of common stock issuable upon conversion of Series A Preferred Stock, 2,419,355 shares represent shares of common stock issuable upon conversion of Series AA-2 Preferred Stock, 150,000 shares issuable upon exercise of warrants to purchase common stock,394,463 shares representing payment of accrued and unpaid dividends on its shares of Series A Preferred Stock and Series AA-2 Preferred Stock, and 25,000 shares referred to in footnote (2) above, and (b) the following shares are owned by AGHI Finance Co, LLC:  2,580,645 shares upon conversion of Convertible Debt (as defined in this Amendment), 908,279 shares in payment of the accrued and unpaid interest and additional fees on the Convertible, 180,000 shares issuable upon exercise of warrants to purchase common stock and 5,645,161 shares issuable upon the additional investment at the maximum amount contemplated by the Term Sheet.  For the purposes of this filing, the shares of common stock issuable upon conversion of the Series A Preferred Stock, Series AA-2 Preferred Stock and the Convertible Debt as well as the shares issuable in payment of the accrued and unpaid dividends on the Series A Preferred Stock and Series AA-2 Preferred Stock and the accrued and unpaid interest and additional fees on the Convertible Debt are assumed to be issued at the price of $.62 per share as provided in the Term Sheet which was the closing trading price for the Issuer’s common stock on October 22, 2002, the last trading day on which the Issuer’s common stock traded on or preceding the date on which the Term Sheet was executed.  If the transactions contemplated by the Term Sheet do not occur, the instruments by virtue of which the preferred shares, warrants and convertible debt were issued contain anti-dilution provisions which, if applicable, could result in conversion or exercise at a significantly lower price.  Based on information provided by Issuer, there are approximately 953,068 shares of its common stock currently outstanding.  If the transactions contemplated by the Term Sheet are consummated, the Issuer will issue additional shares of Common Stock upon the conversion of other securities and the percentages presented in this Amendment do not take into account the number of shares of Common Stock that would be issued in connection with those other conversions contemplated by the Term Sheet.

Item 1.	Security and Issuer.

This statement relates to the common stock, $.001 par value, (the “Common Stock”) of Holiday RV Superstores, Inc. (the “Issuer”).  The address of the Issuer’s principal executive offices is 100 Tri-State International Drive, Suite 115, Lincolnshire, Illinois 60069.

Item 2.	Identity and Background.

(a)   The name of the person filing this statement is: Stephen Adams, a Connecticut resident, as the grantor and sole trustee of The Stephen Adams Living Trust (the “Adams Trust”), a revocable trust, and as the controlling person of AGHI Finance Co, LLC (“AGHI”), a Delaware limited liability company controlled by Mr. Adams, that acquired the securities which are the subject of this Schedule 13D.

(b) The business address for the Reporting Person is 2575 Vista del Mar Drive, Ventura, CA 93001.
(c) The principal occupation of the Reporting Person is as Chairman of Affinity Group Holding, Inc. and its subsidiaries, whose address is 2575 Vista del Mar Drive, Ventura CA 93001.
(d) During the last five years, the person filing this statement has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)   During the last five years, the person filing this statement has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Adams is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.
All information presented in this Amendment No. 3 to Schedule 13D has been adjusted for the 10 for 1 reverse stock split of the Common Stock on August 7, 2002.

On January 8, 2002, the Adams Trust purchased 150 units of Issuer’s securities at $10,000 per unit for an aggregate of $1,500,000.  A unit consisted of 100 shares of a newly created Series A Preferred Stock, warrants to purchase 500 shares of Common Stock at $5.00 per share and 166.667 shares of Common Stock since the Issuer did not complete a committed sale and lease transaction with an affiliate of the Reporting Person as originally contemplated.  The purchases were funded from personal funds of Mr. Adams.  The Reporting Person acquired a total of (a) 15,000 shares of Series A Preferred Stock that are convertible into 300,000 shares of Common Stock at a conversion price of $5.00 subject to adjustment, (b) warrants to purchase 75,000 shares of Common Stock at the current warrant exercise price of $5.00 per share subject to adjustment, and (c) the right to receive 25,000 shares of Common Stock since the Issuer did not complete a sale and lease transaction with an affiliate of the Reporting Person as originally contemplated.  If the transactions contemplated by the Term Sheet are consummated the conversion price of the Series A Preferred Stock and the exercise price of the related warrants will adjust to $.62 per share in accordance with the anti-dilution provisions contained in those instruments.  If the transactions contemplated by the Term Sheet are not consummated, the Series A Preferred Stock and related warrants contain anti-dilution provisions (including provisions that reduce the conversion (exercise) price to the price at which the Issuer sells shares of Common Stock) which, if applicable, could result in conversion at a significantly lower price.

On March 20, 2002, the Adams Trust purchased 150 units of Issuer’s securities at $10,000 per unit for an aggregate of $1,500,000.  A unit consisted of 100 shares of a newly created Series AA-2 Preferred Stock and warrants to purchase 500 shares of Common Stock at $5.00 per share subject to adjustment.  The purchases were funded from personal funds of Mr. Adams.  The Reporting Person acquired a total of (a) 15,000 shares of Series AA-2 Preferred Stock convertible into 300,000 shares of Common Stock at the current conversion price of $5.00 per share subject to adjustment, and (b) warrants to purchase 75,000 shares of Common Stock at $5.00 per share subject to adjustment. If the transactions contemplated by the Term Sheet are consummated the conversion price of the Series AA-2 Preferred Stock and the exercise price of the related warrants will adjust to $.62 per share in accordance with the anti-dilution provisions contained in those instruments.  If the transactions contemplated by the Term Sheet are not consummated, the Series AA-2 Preferred Stock and related warrants contain anti-dilution provisions (including provisions that reduce the conversion (exercise) price to the price at which the Issuer sells shares of Common Stock) which, if applicable, could result in conversion at a significantly lower price.

On March 20, 2002, AGHI also entered into a loan transaction with the Issuer, pursuant to which AGHI loaned Issuer $1,600,000 (the “Convertible Debt”) due March 20, 2003 with interest at the rate of 20% per annum, payable monthly.  The Convertible Debt is convertible at the option of AGHI into Issuer’s Common Stock at the lower of $5.00 per share subject to adjustment or the closing bid price of Issuer’s Common Stock on the trading day immediately prior to the notice of conversion.  The Issuer has the right to pay a portion of the interest on the Convertible Debt and certain additional fees in shares of Issuer’s Common Stock or cash.  As part of the loan transaction, AGHI received a warrant to purchase 180,000 shares of Issuer’s Common Stock at $5.00 per share subject to adjustment.  If the transactions contemplated by the Term Sheet are consummated the conversion price of the Convertible Debt and the exercise price of the related warrants will be $.62 per share.  If the transactions contemplated by the Term Sheet are not consummated, the Convertible Debt and related warrant contain anti-dilution provisions (including provisions that reduce the conversion (exercise) price to the price at which the Issuer sells shares of Common Stock) which, if applicable, could result in conversion at a significantly lower price.

On October 25, 2002, the Issuer and AGHI entered into a term sheet (the “Term Sheet”) providing, subject to certain conditions, for an additional $2.5 million to $3.5 million equity investment by AGHI in the Issuer’s Common Stock at $.62 per share, the closing trading price for the Issuer’s Common Stock on the October 22, 2002 which was the last trading day on which the Issuer’s common stock traded on or preceding the date on which the Term Sheet was executed.  In order to assist the Issuer in meeting its working capital needs and in anticipation of the refinancing of the Issuer’s inventory floor plan credit facility, AGHI has made the following advances to the Issuer since September 13, 2002:

Amount of Advance	Date of Advance

$500,000

September 13, 2002

$150,000

September 20, 2002

$475,000

September 30, 2002

 $300,000

October 9, 2002

$305,000

October 15, 2002

$450,000

October 30, 2002

These advances are secured by the same collateral securing repayment of the Convertible Debt pursuant to an amendment to the loan documents for the Convertible Debt entered into between the Issuer, AGHI and the Adams Trust on October 9, 2002.  When the conditions satisfied for the additional investment, these advances convert into the Issuer’s Common Stock at $.62 per share as part of the additional investment of $2.5 million to $3.5 million by the AGHI in connection with consummation of the new proposed floor plan refunding and certain other conversions to Common Stock of existing debt and preferred stock of Issuer.  Subject to satisfying these and other conditions, the Adams Trust and AGHI will also convert the Series A Preferred Stock, the Series AA-2 Preferred Stock and the Convertible Debt as well as the accrued and unpaid dividends, interest and additional fees due with respect to their Series A Preferred Stock, Series AA-2 Preferred Stock and Convertible Debt into the Issuer’s Common Stock at $.62 per share.  In connection with the refinancing of the Issuer’s inventory floor plan credit facility, the Reporting Person expects to provide certain credit support in the form of a letter of credit, the amount and terms for which have not yet been determined.

Item 4.	Purpose of Transaction.

The purchases herein reported by the Reporting Person were for investment purposes.  The Reporting Person also owns a controlling interest in Affinity Group Holding, Inc. (“Affinity”), a member-based marketing organization with retail outlets in the United States.  Affinity operates the Good Sam Club, the President’s Club and the Coast to Coast Club for owners and operators of recreation vehicles and other recreation enthusiasts, including providing membership publications and products and services targeted to the recreational interests of club members.  Affinity also owns Camping World, a national specialty retailer of merchandise and services for RV owners, and one RV dealership.  There may be certain synergies between the Issuer and Affinity that may be explored by the parties.  In March 2002, Issuer and Affinity Group, Inc. (“AGI”), a subsidiary of Affinity, entered into an endorsement agreement pursuant to which, for a royalty payment of $1,500,000, AGI granted Issuer a limited non-exclusive license to use AGI’s Good Sam trademarks.

(a)   The Reporting Person intends to make indirectly additional purchases of the Issuer’s securities and to convert existing convertible securities of the Issuer in accordance with the Term Sheet described in this Amendment.  Prior to consummation of the transactions contemplated by the Term Sheet, AGHI or the Adams Trust on behalf of AGHI may make additional advances to the Issuer to assist the Issuer in meeting its working capital needs.  Any such future advances would, subject to the terms and conditions of the Term Sheet, be converted into the Issuer’s Common Stock.  The Reporting Person may also directly or indirectly make additional purchases of the Issuer’s securities.  Specifically, AGHI has advanced $2,180,000 to the Issuer since September 13, 2002 to assist the Issuer in meeting its working capital needs and such amounts will be converted into the Issuer’s Common Stock as part of the additional equity investment contemplated by the Term Sheet.  The Term Sheet also contemplates that AGHI will invest an aggregate of $2.5 million to $3.5 million as AGHI determines in the Issuer’s Common Stock at $.62 per share.  Also, the Convertible Debt, the Series A Preferred Stock and Series AA-2 Preferred Stock and related unpaid dividends, interest and additional fees thereon will be converted into the Issuer’s Common Stock in connection with the refunding of the floor plan financing as provided in the Term Sheet.

(b) None at the present time.

(c)   On September 26, 2002, an affiliate of the Reporting Person purchased the real property in Las Cruces, New Mexico where the Issuer operates one of its recreational dealerships for $860,000 and the Issuer leased back the property under a triple net, long-term lease.  The Issuer has advised the Reporting Person that the net proceeds of such sale are to be applied to reduce the Issuer’s current floor plan financing or are held as additional collateral for the Issuer’s current floor plan financing.  The Issuer has granted the Reporting Person or his assignee, a right of first refusal to purchase the Issuer’s retail location at Spartanburg, South Carolina.

(d)   None at the present time, but the securities purchase agreement pursuant to which the Reporting Person and others acquired the Series A Preferred Stock provides that the holders of a majority of the shares of the Series A Preferred Stock can request a designee to the Issuer’s board of directors upon 61days prior written notice.  Upon conversion the Series A Preferred Stock, Series AA-2 Preferred Stock and Convertible Debt into Common Stock and the issuance of Common Stock as contemplated in the Term Sheet, the Reporting Person would control over a majority of the outstanding shares of the Issuer’s Common Stock and could control the election of the Issuer’s Board of Directors.

(e)   The terms of the Series A Preferred Stock and the Series AA-2 Preferred Stock require the quarterly payment of the dividends on the outstanding shares of the respective preferred series at an annual rate of 10% of the issuance price of $100 per share.  In addition, if dividends are paid on the Common Stock, the holders of the shares of the respective preferred shares will be paid the same dividend as paid in respect to the Common Stock as if the shares of the Series A Preferred Stock had been converted into Common Stock.  As described above, the Term Sheet contemplates the issuance of the Issuer’s Common Stock to AGHI and, to the extent the Nasdaq rules require shareholder approval prior to such issuance, the additional investment will be made in the form of secured convertible debt.

(f) None at the present time.

(g)   Issuance of the Series A Preferred Stock required an amendment to the Issuer’s Certificate of Incorporation through the filing of a Certificate of Designation, Rights and Preferences of the Series A Preferred Stock.  Issuance of the Series AA-2 Preferred Stock required an amendment to the Issuer’s Certificate of Incorporation through the filing of a Certificate of Designation, Rights and Preferences of the Series AA-2 Preferred Stock.  The terms of the Series A Preferred Stock and the Series AA-2 Preferred Stock require the redemption of the Series A Preferred Stock and Series AA-2 Preferred Stock at 125% of the issuance price in the event of a sale, merger and consolidation of the Issuer.  The Reporting Person has been informed by the Issuer that its shareholders have approved the issuance of shares of Common Stock upon the conversion of the Series A Preferred Stock, Series AA-2 Preferred Stock and the Convertible Debt in accordance with their respective terms.  Proceeds from the issuance of the Series A Preferred Stock, Series AA-2 Preferred Stock and Convertible Debt were required to be used for working capital purposes, including payment of the royalty due to AGI under the Endorsement Agreement.

Pursuant to the Term Sheet, AGHI will make an additional $2.5 million to $3.5 million equity investment in the Issuer on the terms described above.  Since September 13, 2002 to the date of this Amendment, AGHI has advanced an aggregate of $2,180,000 to the Issuer as secured debt that will be converted to equity in accordance with the Term Sheet.  Prior to consummation of the transactions contemplated by the Term Sheet, AGHI may make additional advances to the Issuer to assist the Issuer in meeting its working capital needs.  Any such future advances would, subject to the terms and conditions contemplated by the Term Sheet, be converted into the

Issuer’s Common Stock.  In connection with the refinancing of the Issuer’s inventory floor plan credit facility, the Reporting Person expects to provide certain credit support in the form of a letter of credit, the amount and terms for which have not yet been determined.

(h) None at the present time.
(i) None at the present time.
(j) None at the present time, except as set forth above.

Item 5.	Interest in Securities of Issuer.

(a)   The Reporting Person beneficially owns 14,722,258 shares of Common Stock or 1544.7% of the Issuer’s outstanding Common Stock before the conversions or exercises of the securities beneficially owned by the Reporting Person.  Assuming the transactions contemplated by the Term Sheet are consummated on October 31, 2002 and the maximum amount is invested pursuant to the Term Sheet, of the shares reported, (i) the following are owned by the Adams Trust:  2,419,355 shares represent shares of common stock issuable upon conversion of Series A Preferred Stock, 2,419,355 shares represent shares of common stock issuable upon conversion of Series AA-2 Preferred Stock, 150,000 shares issuable upon exercise of warrants to purchase common stock, 394,463 shares representing payment of accrued and unpaid dividends on its shares of Series A Preferred Stock and Series AA-2 Preferred Stock, and 25,000 shares referred to in footnote (2) above, and (ii) the following shares are owned by AGHI:  2,580,645 shares upon conversion of Convertible Debt, 908,279 shares in payment of the accrued and unpaid interest and additional fees on the Convertible, 180,000 shares issuable upon exercise of warrants to purchase common stock and 5,645,161 shares issuable upon the additional investment at the maximum amount contemplated by the Term Sheet..  Reference is made to footnotes (2) and (3) to the facing sheet to this Amendment to Schedule 13D.

(b)   Assuming that the transactions contemplated by the Term Sheet are consummated, the Reporting Person has the sole voting and dispositive power over (i) 5,408,173 shares of Common Stock beneficially owned by the Adams Trust, representing approximately 567.4% of the Issuer’s currently outstanding Common Stock, and (ii) 9,314,085 shares of Common Stock beneficially owned by AGHI, representing 977.3% of the Issuer’s currently outstanding Common Stock.

(c) During the past sixty days, the persons named in Item 5(a) did not make any purchases of the Issuer’s Common Stock.
(d) Not Applicable.

(e) Not Applicable.

Item 6.	Contracts, Agreements, Understandings or Relationships with respect to Securities of the Issuer.

The Term Sheet described in this Amendment and attached as Exhibit 1 contains the agreement between the Issuer and AGHI with regard to the additional investment of $2.5 million to $3.5 million by AGHI in Issuer, the conversion of existing securities owned by the Adams Trust and AGHI and the payment of accrued and unpaid dividends, interest and additional fees owning under the terms of existing securities owned by the Adams Trust and AGHI.  In connection with the $2,180,000 of advances since September 13, 2002, the Issuer, AGHI and the Adams Trust entered into an amendment to the loan agreement pursuant to which the Convertible Note was issued to confirm that the collateral securing the Convertible Note also secures repayment of such advances.  When the terms and conditions of the Term Sheet are satisfied, these advances will be converted to the Issuer’s Common Stock at $.62 per share.  A copy of the amendment to the loan agreement is attached as Exhibit 2.  In connection with the refinancing of the Issuer’s inventory floor plan credit facility, the Reporting Person expects to provide certain credit support in the form of a letter of credit, the amount and terms for which have not yet been determined.

Item 7.	Material to be filed as Exhibits.

Description of Exhibit	Exhibit No.

Term Sheet for $2.5 million to $3.5 million Additional Investment	1
Amendment No. 1 to Loan Agreement	2

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	October 31, 2002

/s/ Stephen Adams
Stephen Adams

Exhibit 1

to

Schedule 13 D

Term Sheet

Term Sheet

Additional $2.5 Million to $3.5 Million Investment

Issuer:	Holiday RV Superstores, Inc. (“Issuer”)

Investor:	AGHI Finance Co, LLC (“Investor”) or another entity controlled by Stephen Adams

Investment Amount:	$2,500,000 (minimum) and $3,500,000 less exercise price for warrants exercised by Investor or Stephen Adams Living Trust (maximum) as determined by Investor (“Debt”).

Type of Investment:	Common stock to the extent such common stock can be issued without shareholder approval and the balance as a secured convertible debt on the terms described below.

Purchase Price:

The closing price for the Issuer’s common stock on the date this Term Sheet was executed by the parties, or if the Issuer’s common stock did not trade on such date, the closing price on the last trading day that the common stock traded prior to the date of execution (the “Purchase Price”).

Debt Maturity:	The Debt will mature on May 1, 2003 unless automatically converted prior to maturity as provided below and subject to acceleration upon the occurrence on an event of default.

Interest:

Interest on the Debt will commence to accrue on February 1, 2003 at the rate of 20% per annum compounded monthly and paid on the first day of each month commencing on March 1, 2003.  No interest will accrue on the Debt until February 1, 2003 in order to give Issuer sufficient time to obtain the requisite shareholder approval for the conversion of the Debt to Issuer’s common stock if shareholder approval is required under Nasdaq rules.

Conversion:

Prior to maturity, the Note will automatically convert into shares of Issuer’s common stock upon receipt of shareholder approval for the issuance of Issuer’s common stock upon conversion of the Debt, provided that such shares are at the time of such conversion listed on a national stock exchange or a Nasdaq stock market, including the Nasdaq SmallCap Market.  In connection with the shareholder meeting when approval of the issuance is considered, all shares held by Investor and its affiliates will be voted with the majority of the other shares voting at the meeting.

Conversion Price:	The conversion price for the Debt (the “Conversion Price”) is the Purchase Price.

Collateral:

Issuer and each of its subsidiaries will grant Investor a perfected security interests and mortgages in all their assets subject only to (a) the security interest granted to the New Floor Plan Lender (as defined below), (b) the first mortgages on the real estate owned by Issuer or its subsidiaries, and (c) the rights of the lessor and any mortgagee of the lessor on the real estate leased by Issuer or its subsidiaries.  Issuer will pledge all of the issued and outstanding shares of stock of its subsidiaries.  In addition, Issuer will grant a second perfected security interest in all other assets of Issuer including the County Line dealership properties at the following locations:

Use of Proceeds:

Issuer will use the proceeds for general corporate purposes and to provide working capital for operations; provided that the proceeds shall not be used to discharge any indebtedness of Issuer outstanding on the date hereof or the closing of the investment contemplated by this Term Sheet (the “Closing”).

Conditions:	The loan contemplated by this term sheet is subject to the following conditions being fulfilled before or concurrent with the Closing:

	1.	Issuer shall close on a new floor plan financing with a new lender (the “New Floor Plan Lender”) on terms and conditions acceptable to Investor in its sole discretion.
	2.	Antibe shall convert all of his Series A Preferred Stock into Issuer’s common stock at the Purchase Price and either exercises (at the Conversion Price) or cancel all of its warrants.
	3.	Issuer shall have paid all accrued interest and additional fees owning on its $1.6 million convertible debt to Investor in shares of Issuer’s common stock valued at the Purchase Price.
4.

Issuer shall have paid all accrued and unpaid dividends on the Series A Preferred Stock and Series AA-2 Preferred Stock held by the Stephen Adams Living Trust in shares of Issuer’s common stock valued at Purchase Price.

	5.	No material adverse change in the assets, operations, financial condition or prospects of Issuer shall have occurred since the date of this Term Sheet.

When the foregoing conditions are satisfied, (a) Investor will also convert its existing $1.6 million convertible debt plus accrued and unpaid interest and additional fees into Issuer’s common stock at the Purchase Price, (b) the Stephen Adams Living Trust will convert its existing Series A Preferred Stock and Series AA-2 Preferred Stock into Issuer’s common stock at the Purchase Price, and (c) Investor and the Stephen Adams Living Trust will

2

either exercise at the Purchase Price all of their existing warrants to purchase Issuer’s common stock or will surrender such warrants for cancellation.

Closing:

Time is of the essence. Issuer and Investor agree to draft, finalize and execute all of the necessary documents to complete this transaction as soon as possible with the objective to complete the same by October 31, 2002.  All transaction and documentation expenses, including fees, expenses and disbursements of counsel to the Investor, shall be borne by Issuer and paid by Issuer upon funding.  Consummation of the transactions contemplated by this Term Sheet is subject to execution of documentation in form and substance satisfactory to Investor in its sole discretion.

[Signatures on the following page.]

3

The undersigned parties have duly executed and delivered this Term Sheet as of the date set forth below their signature.

Holiday RV Superstores, Inc.	AGHI Finance Co, LLC

/s/ Marcus Lemonis	/s/ Paul Schedler
Marcus Lemonis, CEO	Paul Schedler, Vice President and Manager
Dated: October 25, 2002	Dated: October 25, 2002

Confirmed and Agreed as to Series A Preferred Stock and Series AA-2 Preferred Stock, the accrued and unpaid dividends thereon and the related Warrants owned by the undersigned.

The Stephen Adams Trust

u.t.a. dated September 15, 1997

/s/ Stephen Adams
Stephen Adams, Trustee
October 25, 2002

4

Exhibit 2 to

Schedule 13 D

Amendment to Loan Agreement

AMENDMENT NO. 1

TO

LOAN AND SECURITY AGREEMENT AND RELATED DOCUMENTS

THIS AMENDMENT NO. 1 is made and entered into as of October 9, 2002 (the “Amendment”) to that certain loan and agreement dated March 12, 2002 (the “Agreement”) by and among HOLIDAY RV SUPERSTORES, INC., (“Holiday RV”), a Delaware corporation, (the “Borrower”), the subsidiaries of Borrower as identified and defined in Loan Agreement (as defined below), AGHI FINANCE CO, LLC, a Delaware limited liability company (the “AGHI”), and THE STEPHEN ADAMS LIVING TRUST u.t.a. dated September 15, 1997 (the “Trust”),

WITNESSETH:

WHEREAS, Borrower and AGHI have entered into that certain loan and agreement dated March 12, 2002 (the “Loan Agreement”) pursuant to which AGHI has loaned Borrower $1,600,000 and the subsidiaries of Borrower identified and defined as Guarantors under the Loan Agreement have guarantied the obligations of Borrower under the Loan Agreement;

WHEREAS, Borrower has requested that the Trust loan Borrower additional amounts from time to time and the Trust will only consider lending Borrower additional amounts if the Trust is treated as the Lender under the Loan Agreement and the guaranties by the subsidiaries of Borrower identified and defined as Guarantors under the Loan Agreement also apply to such loans,

NOW, THEREFORE, for valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

                1.             Definitions.  Except as otherwise defined in this Amendment, all terms defined in the Loan Agreement are used herein as therein defined.

                2.             Definition of Lender.  For the purposes of the Loan Agreement and the Guaranty Agreements and Guarantor Security Agreements by the Guarantors, the term “Lender” shall mean AGHI and the Trust individually or jointly.  As a result of the amendment to the definition of Lender, all amounts previously or hereafter loaned or advanced to or for the benefit of the Borrower by either AGHI or the Trust shall have the benefits and protections, including security, of the Loan Agreement, the Guaranty Agreements by the Guarantors, the Guaranty Security Agreements and the Mortgages.

                3.             Acknowledgement of Loans and Terms of Loans by the Trust.  Borrower acknowledges the receipt of the following loans from the Trust and the date of such loans:

Amount of Loan	Date of Loan

$500,000

September 13, 2002

$150,000

September 20, 2002

$475,000

September 30, 2002

$300,000

October 9, 2002

As stated in paragraph 2 above, all of the foregoing loans and any amounts hereafter loaned or advanced to or for the benefit of Borrower shall have the benefits and protections, including security, of the Loan Agreement, the Guaranty Agreements by the Guarantors, the Guaranty Security Agreements and the Mortgages.  Unless otherwise agreed in a writing signed by the Trust and Borrower, all of the foregoing loans by the Trust to Borrower and any loans after the date hereof by the Trust to Borrower shall be due and payable upon the demand of the Trust and shall bear interest at the rate of interest applicable from time to time to the Promissory Note, which interest shall be payable on the first day of each month commencing November 1, 2002.

                4.             Continuing Full Force and Effect.  As amended hereby, the Loan Agreement, the Guaranty Agreements by the Guarantors, the Guaranty Security Agreements and the Mortgages shall continue in full force and effect.

[Signatures begin on the next page.  The balance of this page is intentionally blank.]

2

IN WITNESS WHEREOF, this Loan and Security Agreement is executed as of the day and year first set forth above.

Borrower:

HOLIDAY RV SUPERSTORES, INC.

By	/s/ Anthony Borzillo
Anthony Borzillo, Chief Financial Officer

AGHI:

AGHI FINANCE CO, LLC

By	/s/ Paul E. Schedler
Paul E. Schedler, Vice President

The Trust:

THE STEPHEN ADAMS LIVING TRUST
u.t.a. dated September 15, 1997

By	/s/ Stephen Adams
Stephen Adams, Trustee

Guarantors:

HOLIDAY RV SUPERSTORES OF SOUTH CAROLINA, INC.

By	/s/ Anthony Borzillo
Anthony Borzillo, Chief Financial Officer

HOLIDAY RV SUPERSTORES WEST, INC.

By	/s/ Anthony Borzillo
Anthony Borzillo, Chief Financial Officer

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HOLIDAY RV SUPERSTORES OF NEW MEXICO, INC.

By	/s/ Anthony Borzillo
Anthony Borzillo, Chief Financial Officer

COUNTY LINE SELECT CARS, INC.

By
Marcus A. Lemonis, Chief Executive Officer

HOLIDAY RV RENTAL/LEASING, INC.

By	/s/ Anthony Borzillo
Anthony Borzillo, Chief Financial Officer

LITTLE VALLEY AUTO & RV SALES, INC.

By	/s/ Anthony Borzillo
Anthony Borzillo, Chief Financial Officer

HALL ENTERPRISES, INC.

By	/s/ Anthony Borzillo
Anthony Borzillo, Chief Financial Officer

HOLIDAY RV ASSURANCE SERVICES, INC.

By	/s/ Anthony Borzillo
Anthony Borzillo, Chief Financial Officer

4

RECREATION USA INSURANCE CORPORATION

By	/s/ Anthony Borzillo
Anthony Borzillo, Chief Financial Officer

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